EXHIBIT K-1: DESCRIPTION OF EXISTING FINANCING ARRANGEMENTS
OF
POTOMAC ELECTRIC POWER COMPANY

A.   Potomac Electric Power Company

As of December 31, 2001

1.   Amount and classes of capital stock issued and outstanding:

Serial Preferred, cumulative $50 par value, as follows:

Not subject to mandatory redemption:

$2.44 Series of 1957	239,641 shares -	$ 11,982,050
$2.46 Series of 1958	173,912 shares -	$ 8,695,600
$2.28 Series of 1965	291,759 shares -	$ 14,587,950

Redeemable:

$3.40 Series of 1992	990,000 shares -	$ 49,500,000

Common, 118,544,883 shares of $1 par value	$118,544,883 (A)

(A)   At December 31, 2001, 11,323,707 shares of common stock were held as treasury shares; 2,324,721 shares were reserved for issuance under the Shareholder Dividend Reinvestment Plan and 1,221,624 shares were reserved for issuance under the Employee Savings Plans.

2.   First Mortgage Bonds are issued under the Mortgage and Deed of Trust dated July 1, 1936, between Potomac Electric Power Company and The Bank of New York, as successor Trustee to Riggs Bank N.A. (formerly The Riggs National Bank of Washington, D. C, as amended and supplemented. Open mortgage. Outstanding $1,073,000,000 as of December 31, 2001, as follows:

Series	Due Date	Issue Date	Amount Outstanding
5-5/8%	October 15, 2003	October 13, 1993	$ 50,000,000
6-1/2%	September 15, 2005	September 14, 1995	100,000,000
6-1/4%	October 15, 2007	October 9, 1997	175,000,000
5-7/8%	October 15, 2008	October 13, 1993	50,000,000
6-1/2%	March 15, 2008	March 15, 1993	78,000,000
5-3/4%	March 15, 2010	March 21, 1995	16,000,000
6%	September 1, 2022	September 1, 1992	30,000,000
6-3/8%	January 15, 2023	January 15, 1993	37,000,000

7-1/4%	July 1, 2023	July 1, 1993	100,000,000
6-7/8%	September 1, 2023	September 1, 1993	100,000,000
6-7/8%	October 15, 2024	October 13, 1993	75,000,000
5-3/8%	February 15, 2024	February 24, 1994	38,300,000
5-3/8%	February 15, 2024	February 24, 1994	42,500,000
7-3/8%	September 15, 2025	September 14, 1995	75,000,000
8-1/2%	May 15, 2027	March 15, 1992	66,200,000
7-1/2%	March 15, 2028	March 15, 1993	40,000,000
		Total Long Term Debt	$1,073,000,000

First Mortgage Bonds are issuable in series, the interest rate, date of maturity, redemption prices and other items and conditions of each series to be determined by the Board of Directors or the Executive Committee of the Board of Directors, as the case may be, at the time of issue.

Neither the Mortgage nor any indenture supplemental thereto relating to any Series of First Bonds Mortgage Bonds outstanding at December 31, 2001, contain any provisions for an improvement and sinking fund of any maintenance and replacement requirement or dividend restriction.

Security. The First Mortgage Bonds are secured, together with all other First Mortgage Bonds hereafter issued under the Mortgage, by a valid and direct first lien (subject to certain leases, Permitted Liens and other minor matters) on substantially all the properties and franchises of the Company (the principal properties being its generating stations and its electric transmission and distribution systems), other than cash, accounts receivable and other liquid assets, securities (including securities evidencing investments in subsidiaries of the Company), leases by the Company as lessor, equipment and materials not installed as part of the fixed property, and electric energy and other materials, merchandise or supplies produced or purchased by the Company for sale, distribution or use. Substantially all of the Company's transmission and distribution lines of less than 230,000 volts, portions of its 230,000 and 500,000 volt transmission lines, and 10 substations are located on land owned by others or on public streets and highways.

The Mortgage contains provisions subjecting after-acquired property (subject to pre-existing and Permitted Liens) to the lien thereof. The lien on such property is, however, subject to rights of persons having superior equities attaching prior to the recording or filing of an appropriate supplemental indenture.

Issuance of Additional Bonds. Additional Bonds ranking equally with outstanding First Mortgage Bonds may be issued in an aggregate amount of up to (i) 60% of the Net Bondable Value of Property Additions not subject to an Unfunded Prior Lien, (ii) the amount of cash deposited with the Trustee (which may thereafter be withdrawn on the same basis that Additional Bonds are issuable under (i) and (iii)), and (iii) the amounts of Bonds retired or to be retired (except out of trust moneys or by any sinking or analogous fund if the fund prevents such use).

Additional Bonds may not be issued unless Net Earnings of the Company Available for Interest and Property Retirement Appropriations (i.e., earnings before depreciation, amortization, income taxes and interest charges) during 12 of the immediately preceding 15 months shall have been at least twice the annual interest charges on all Bonds and Prior Lien Bonds then outstanding and then being issued, unless they are being issued on the basis of Bonds paid at or redeemed or purchased within two years of maturity or on the basis of Property Additions subject to an Unfunded Prior Lien (which simultaneously becomes a Funded Prior Lien) and the Bonds are issued within two years of the maturity of the Prior Lien Bonds secured by such Prior Liens.

So long as there remain outstanding any currently outstanding First Mortgage Bonds, Property Additions constructed or acquired on or before December 31, 1946 may not be made the basis for the issue of Bonds, or the withdrawal of cash, or the reduction of cash required to be paid to the Trustee.

Prior Lien Bonds secured by an Unfunded Prior Lien may be issued under the circumstances and subject to the limitations contained in the Mortgage.

Release of Property. The Mortgage permits property to be released from the lien of the Mortgage upon compliance with the provisions thereof. Such provisions generally require that cash be deposited with the Trustee in an amount equal to the fair value of the property to be released. The Mortgage permits the Company to reduce such amounts of cash otherwise required to be deposited by substituting a like amount of Bonds retired. The Mortgage also contains certain requirements relating to the withdrawal of cash deposited to obtain a release of property.

Modification of Mortgage. With the consent of the holders of 80% in amount of Bonds and of 80% in amount of Bonds of each series affected if less than all are affected, the Mortgage may be changed except to affect the terms of payment of the principal or interest on any Bonds or to reduce the percentage of Bondholders required to effect any change.

The Supplemental Indentures, relating to all First Mortgage Bonds issued subsequent to June 1, 1981, however, provide that the foregoing percentages shall be reduced to 60% upon the consent or agreement to such change by the holders of all outstanding Bonds and purchasers of the First Mortgage Bonds issued thereunder will be deemed to have agreed to such reduction pursuant to the terms of the Supplemental Indentures.

Events of Default. The holders of 25% in amount of Bonds, upon any Event of Default, may require the Trustee to accelerate maturity of the Bonds (although a majority in amount of Bonds may waive such default and rescind such acceleration if such default is cured) and to enforce the lien of the Mortgage upon being indemnified to its satisfaction.

The holders of a majority in amount of Bonds may direct proceedings for the sale of the trust estate, or for the appointment of a receiver or any other proceedings under the Mortgage, but have no right to involve the Trustee in any personal liability without indemnifying it to its satisfaction.

Events of Default include failure to pay principal, failure for 30 days to pay interest or to satisfy any improvement, maintenance or sinking fund obligation, failure for 60 days (after notice by the Trustee or the holders of 15% in amount of Bonds) to perform any other covenant, and certain events of bankruptcy, insolvency or reorganization.

While the Mortgage by its terms does not require that periodic evidence be furnished to the Trustee as to the absence of default or as to compliance with the terms of the Mortgage, the Trust Indenture Act of 1939, as amended, now requires that annual certificates as to the absence of such defaults be furnished to the Trustee.

3.   Other indebtedness of all kinds, giving same by classes and describing security, if any:

(A)   Medium-Term Notes, Series A, are issued under an Agency Agreement dated July 29, 1989, among the Company and Merrill Lynch Capital Markets and Goldman Sachs & Company, and an Indenture dated July 29, 1989 with the Bank of New York, Trustee. Outstanding at December 31, 2001; $175,000,000. The Medium-Term Notes, Series A are not secured. Interest rates on the outstanding Notes range from 6.25% to 7.60%, and interest is payable semi-annually on February 1 and August 1. The Medium-Term Notes, Series A mature January 2002 ($40 million), January 2007 ($35 million), January 2009 ($50 million) and January 2024 ($50 million). The $50 million Medium-Term Note due January 2024 is redeemable beginning January 15, 2004. The Notes are not otherwise redeemable

(B)   The 7-3/8% Trust Originated Preferred Securities (TOPrS) due 2038 constitute 5,000,000 shares of $25 par value preferred securities of Potomac Electric Power Company Trust I, a statutory business trust formed under the laws of the State of Delaware (the Trust). The $125 million proceeds from the sale of the TOPRs to the public and from the sale of the common securities of the Trust to the Company were used to purchase from the Company $128.9 million of 7-3/8% Junior Subordinated Deferrable Interest Debentures, due June 1, 2038 (Debentures) The sole assets of the Trust are the Debentures. The trust will use interest payments received on the Debentures to make quarterly cash distributions on the TOPrS. Accrued and unpaid distributions on the TOPrS, as well as payment of the redemption price upon the redemption and of the liquidation amount upon dissolution, winding up or termination of the Trust, to the extent such funds are held by the Trust, are guaranteed by the Company (Guarantee). The Guarantee, when taken together with the Company's obligation under the Debentures and the Indenture for the Debentures, and the Company's obligation under the declaration of Trust for the TOPrS, including its obligations to pay costs, expenses, debts and liabilities of the Trust, provides a full and unconditional guarantee by the Company on a subordinated basis of Trust obligations. The Junior Subordinated Debentures are unsecured obligations of the Company and are subordinate and junior in right of payment to certain other indebtedness of the Company.

(C)   Credit Agreement dated June 29, 2001 between the Company, various financial institutions and Bank One as Administrative Agent, expires June 28, 2002, in the amount of $250 million. There is no balance outstanding. Loans under the Credit Agreement are not secured. The loans bear interest at a margin above the applicable LIBOR rate. Borrowed funds may be prepaid without premium or penalty at any time.

(D)   The Company entered into a sale (at cost) and leaseback agreement, in December 1994, for its control center system (system). The system is an integrated energy management system used by the Company's power dispatchers to centrally control the operation of the Company's electric system, which consists of all of its generating units, the transmission system and the distribution system. The lease of the system is accounted for as a capital lease, and was recorded at the present value of future lease payments which totaled $152 million. The lease requires semi-annual payments of $7.6 million over a 25-year period and provides for transfer of ownership of the system to the Company for $1 at the end of the lease term. Under SFAS No. 71, the amortization of leased assets is modified so that the total of interest on the obligation and amortization of the leased asset is equal to the rental expense allowed for ratemaking purposes. This lease has been treated as an operating lease for ratemaking purposes.

(E)   The Company leases its general office building and certain data processing and duplicating equipment, motor vehicles, communication system and construction equipment under long-term lease agreements. The lease of the general office building expires in 2006 (4 floors) and 2016 (5 floors) and leases of equipment extend for periods of up to six years. Charges under such leases are accounted for as operating expenses or construction expenditures, as appropriate.

(F)   The Company issues commercial paper (unsecured short term debt) through dealers Merrill Lynch and Goldman Sachs, and JP MorganChase as issuing and paying agent. The amount outstanding and the borrowing rate may fluctuate daily. At December 31, 2001 there was $118.6 million outstanding.

B.   Potomac Capital Investment Corp. and Subsidiaries

   1.   PCI

      (A)   Medium-Term Notes issued under Private Placement Agency Agreements

Security	Agents Trustee Lenders	Estimated Amount Outstanding at 12/31/01 in millions
Medium Notes Series B	Merrill Lynch & Co., Goldman, Sachs &	$ 73.5

	Co, and J.P. Morgan Securities Inc., Placement Agents and The Bank of New York as, Issuing and Paying Agent	
Medium Term Notes Series C	Merrill Lynch & Co., Goldman, Sachs & Co, and Salomon Brothers Inc., Placement Agents and The Bank of New York as, Issuing and Paying Agent	$ 34.0
Medium Term Notes Series D	Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith, Goldman, Sachs & Co, and Salomon Brothers Inc. as, Placement Agents and the Bank of New York as, Issuing and Paying Agent	$241.0
Medium Term Notes Series E	Merrill Lynch, Pierce, Fenner & Smith, Banc of America Securities LLC and Salomon Smith Barney Inc. as, Placement Agents and The Bank of New York as, Issuing and Paying Agent	$ 92.0

(B)   Commercial Paper. Approximately $231.6 million outstanding at December 31, 2001.

(C)   364-Day Credit Agreement among PCI, the Lenders from time to time party thereto, Banc of America Securities LLC, Banc One, NA and the Bank of Nova Scotia. No amounts outstanding at December 31, 2001.

(D)   Subscription Agreement between Pepco and PCI. Agreement requires Pepco to maintain a minimum of $10 million of net worth in PCI. The agreement provides for an automatic one year annual renewal, unless cancelled by either party.

2.   Edison Capital Reserves Corporation

Intercompany Loan Agreement between Edison Capital Reserves Corporation and PCI. Approximately $110 million in borrowings outstanding at December 31, 2001.

3.   Electro Ecology, Inc.

Revolving Credit Agreement dated October 31, 1998 with All First Bank. No amounts outstanding at December 31, 2001

4.   AIMC

Zero coupon bond issued pursuant to Operating Agreement for BT Ever with aggregate principal amount outstanding at December 31, 2001 of $2.9 million.

     5.   PCI-BT Investing

Zero coupon bond issued pursuant to Operating Agreement for PCI-BT Investing with aggregate principal amount outstanding at December 31, 2001 of $2.2 million.

C.   <u>PEPCO Energy Services, Inc. and Subsidiaries</u>

     1.   Pepco Energy Services, Inc.

     (A)   Sale/Assignment of Federal Government Receivables under Master Purchase Agreements. Approximately $60.5 million outstanding at December 31, 2001.

     (B) $23.82 million Promissory Note to Pepco Holdings, Inc. dated March 9, 2001. No amounts outstanding at December 31, 2001.

     (C) $50 million Promissory Note to Pepco dated October 30, 2001. No amounts outstanding at December 31, 2001.

     (D)   Commodity Guarantees with Pepco Holdings, Inc. or Potomac Capital Investment Corp. as guarantor. Approximately $285 million outstanding at December 31, 2001.

     2.   Trigen-PES, LLC

.   Tax exempt Variable Rate Enterprise Zone Revenue Bonds. Approximately $13 million aggregate principal amount outstanding at December 31, 2001.

     3.   Viron-Pepco P/S

Sale/Assignment of Federal Government Receivables under Master Purchase Agreement. Approximately $62 million outstanding at December 31, 2001.